January 29, 2025

Jay J. Jackson
Chief Executive Officer
Abacus Life, Inc.
2101 Park Center Drive, Suite 200
Orlando, Florida 32835

        Re: Abacus Life, Inc.
            Registration Statement on Form S-3
            Filed January 16, 2025
            File No. 333-284325
Dear Jay J. Jackson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Michelle Rutta, Esq.